Exhibit (a)(1)(F)

Confirmation E-mail to Employees who Elect to Participate in the Exchange Program

Intraware has received your election form dated [                  , 2007], by which you elected to have all of your eligible outstanding options cancelled in exchange for restricted stock units, subject to the terms and conditions of the offer.

If you change your mind, you may withdraw your election as to all of your eligible options by completing and signing the withdrawal form which was previously provided to you and delivering it by facsimile, e-mail, portable document format (PDF) or by hand delivery before 5:00 p.m., Pacific Time, on April 9, 2007 to:

Melinda Ericks
mericks@intraware.com
Fax: (925) 253-4518

Only responses that are complete, signed and actually received by Melinda Ericks by the deadline will be accepted. Responses submitted by any other means, including interoffice or United States mail or other post and overnight carrier are not permitted. You should direct questions about this offer to Paul Warenski, our Senior Vice President and General Counsel, at:

Intraware, Inc. 25 Orinda Way Orinda, CA 94563 (925) 253-4515

Please note that our receipt of your election form is not by itself an acceptance of the options for exchange. For purposes of the offer, Intraware will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when Intraware gives oral or written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, e-mail or other method of communication. Intraware's formal acceptance of the properly tendered options is expected to take place shortly after the end of the offer period.

This notice does not constitute the offer to exchange. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated March 12, 2007; (2) the letter from Wendy Nieto, dated March 12, 2007; (3) the election form; and (4) the withdrawal form. You may access these documents through the U.S. Securities and Exchange Commission's website at www.sec.gov.

Confirmation E-mail to Employees who Withdraw from the Exchange Program

Intraware has received your withdrawal form dated [                  , 2007], by which you rejected Intraware's offer to exchange your eligible outstanding options for restricted stock units.

If you change your mind, you may again elect to exchange all of your eligible options by completing and signing an election form and delivering it by facsimile, e-mail, portable document format (PDF) or by hand delivery before 5:00 p.m., Pacific Time, on April 9, 2007 to:

Melinda Ericks
mericks@intraware.com
Fax: (925) 253-4518

Only responses that are complete, signed and actually received by Melinda Ericks by the deadline will be accepted. Responses submitted by any other means, including interoffice or United States mail or other post and overnight carrier are not permitted. You should direct questions about this offer to Paul Warenski, our Senior Vice President and General Counsel, at:

Intraware, Inc. 25 Orinda Way Orinda, CA 94563 (925) 253-4515

This notice does not constitute the offer to exchange. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated March 12, 2007; (2) the letter from Wendy Nieto, dated March 12, 2007; (3) the election form; and (4) the withdrawal form. You may access these documents through the U.S. Securities and Exchange Commission's website at www.sec.gov.